UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 8, 2005

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. <u>Entry into a Material Definitive Agreement.</u>

On December 4, 2005, the Compensation Committee of Saxon Capital, Inc. (the "Company") and the Company's Board of Directors approved the 2005 Change in Control Plan (the "Plan"). The copy of the Plan that was filed by the Company on December 8, 2005 as Exhibit 99.1 to a Form 8-K contained certain typographical errors. The Company is filing a corrected copy of the Plan as Exhibit 99.1 to this Form 8-K.

In addition, the Company's Form 8-K dated December 8, 2005 stated that the Company had designated a total of 29 officers as Participants in the Plan, including Messrs. Sawyer, Eastep, Dill, Smith, Shepherd, Head, and Trentmann, and 22 other designated Senior Vice Presidents as Participants in the Plan. The correct total number of Participants is 30, including Messrs. Sawyer, Eastep, Dill, Smith, Shepherd, Head, and Trentmann, and 23 other designated Senior Vice Presidents.

Item 9.01. <u>Financial Statements and Exhibits</u>

(c)   Exhibits

99.1   2005 Change in Control Plan, dated December 4, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

By: /s/Richard D. Shepherd

Richard D. Shepherd
Executive Vice President, General Counsel and Secretary

Date: December 12, 2005

INDEX TO EXHIBITS

<u>Exhibits</u>

Exhibit 99.1   2005 Change in Control Plan, dated December 4, 2005.

EXHIBIT 99.1

SAXON CAPITAL, INC.

2005 CHANGE-IN-CONTROL PLAN

Purpose of the Plan.

This Change-in-Control Plan (the "Plan") has been adopted to enhance the Company's ability to attract and retain key employees by providing a competitive benefit during times when a change in control may be contemplated or pending, and to provide each such employee with fair and reasonable protection from the risks of a change in ownership and control so that he or she will be in a position to help the Company complete a transaction that would be beneficial to shareholders.

1. **Definitions.**

"Base Salary" means the Participant's Base Salary as in effect immediately prior to the occurrence of the event or circumstances giving rise to the Notice of Termination (including before any reduction in salary that constituted "Good Reason").

"Cause" means an act or acts of personal dishonesty by the Participant that were intended to result in substantial personal enrichment of the Participant at the expense of the Company; or Participant's conviction of any felony; or Participant's gross negligence, willful insubordination or misconduct, intentional or persistent failure to perform stated duties or abide by the Company's policies.

"Change in Control" means an acquisition by; a merger or consolidation of the Company with; the sale of substantially all of the assets of the Company to; or the acquisition of voting control of the Company's capital stock by any person or any entity in which the stockholders of the Company immediately prior to the effective date of such Change in Control do not own a majority of the outstanding shares of the capital stock of the surviving entity after such Change in Control. Notwithstanding the foregoing, none of the following shall constitute a Change in Control:

(a) a public offering of the Company's securities; or

(b) a transaction the sole purpose of which is to:

- change the state of the Company's incorporation; or
- effect a conversion from or to a real estate investment trust or similar change of tax structure.

"Code" means the Internal Revenue Code.

"Committee" means the Compensation Committee of the Board of Directors of Saxon Capital, Inc.

"Company" means Saxon Capital, Inc.

"Disability" means the inability of the Participant to perform his or her employment services hereunder by reason of physical or mental illness or incapacity as determined by a physician chosen by the Company and reasonably acceptable to the Participant, which inability has continued for at least three consecutive months.

"Employment Agreements" means each written Employment Agreement between the Company and any executive officer of the Company.

"Good Reason" means: (A) the material reduction or material adverse modification without the Participant's prior written consent of the Participant's authority or duties (*i.e.*, the substantial diminution or adverse modification in his or her title, status, overall position, responsibilities, reporting relationship or general working environment); (B) any reduction in the Participant's base salary or bonus calculation, as in effect immediately prior to the Change in Control, or any material reduction in employee benefits; (C) any requirement to move Participant's principal place of employment to a location that is more than a 50 mile radius from its current location; or (D) any material failure of the Company to meet an obligation under this Plan; provided, however, that the Participant shall give notice to the Company prior to termination for Good Reason specifying the event or circumstances constituting Good Reason and, if the Company has fully corrected and cured the potential Good Reason event or circumstances within thirty (30) days following the Participant's giving of notice, such event or circumstances shall not constitute Good Reason.

"Participant" means, at any given time, an employee who is then participating in the Plan.

"Protected Period" means the period from the time of occurrence of a Change in Control until the end of the twelfth (12th) month after such Change in Control.

"Target Bonus" means the aggregate amount of the Participant's target annual cash bonus opportunity for the year in which the notice of Termination was given.

"Termination" and **"Terminated"** mean an event whereby the Participant has ceased to be employed by any of the Company, and shall not apply to military leave, sick leave, or other bona fide leave of absence so long as the Participant's right to reemployment is provided either by statute or by Company policy.

2. **Designation of Participants and Tiers of Participation.**

(a) Participation in the Plan. The Committee shall designate the employees of the Company who shall participate in the Plan, both initially and from time to time thereafter. Each person designated for participation in the Plan shall continue to participate in the year of designation and in each year thereafter that the Plan remains in effect, except that the Committee may discontinue the employee's participation beginning at January 1 of a given year if, not later than the preceding June 30, the Committee has determined and given notice to the participating employee that he or she shall not continue to participate in that given year.

(b) Participation Tiers; Payment Multipliers. The Committee shall designate each Participant as participating in the Plan at one of the "Tier" levels with the related Payment Multipliers and Benefits Extension periods specified in the chart below.

Tier	Section 3 Payment Multiplier	Section 4 Payment Multiplier	Benefits Extension (Months) per Section 4(a)(v)
Tier 1	-0-	1x	36
Tier 2	-0-	1.5x	24
Tier 3	.75x	.75x	18

3. **Payment After Change in Control**. Ninety (90) days after the occurrence of a Change in Control, the Company will pay each Participant, except any Participant who resigns without Good Reason, or is Terminated for Cause, or Terminates due to Death or Disability prior to such 90th day, a lump-sum cash amount equal to the Participant's Section 3 Payment Multiplier times the sum of the Participant's Base Salary and Target Bonus. Not more than one payment to a given Participant shall be made under this Section 3, regardless of whether more than one event constituting a Change in Control occurs at a time that such Participant is participating in the Plan.

4. **Termination and Resulting Compensation and Benefits**. The Company will pay the compensation and benefits specified in this Section 4 to any Participant who, during the Protected Period, has either a Termination by the Company not for Cause or a Termination by the Participant for Good Reason. This Plan provides no payment or benefits in connection with a Participant's Termination which occurs at a time, or under any other circumstances, than as expressly set forth in this Plan; nor shall any provision of this Plan be construed as conferring upon any Participant any right with respect to continuance of employment or other service with the Company or any of its subsidiaries.

(a) Severance Compensation and Benefits. Subject to the reductions and limitations under Section 6, the compensation and benefits payable to a Participant under this Section 4 shall be as follows:

(i) The Company will pay the Participant's salary through the date of Termination plus all other compensation and benefits payable through the date of Termination under the terms of any compensation or benefit plan, program, agreement or arrangement maintained by the Company during such period. If any annual cash bonus compensation was potentially earnable by the Participant by performance in a year that has been completed, and such year was completed at the date of Termination but the annual cash bonus compensation was not yet determined or not yet paid, the Company will determine the amount payable in good faith and with no exercise of negative discretion except as is consistent with the exercise of such negative discretion for other executives of the Company who have not Terminated.

(ii) The Company will pay to the Participant a lump sum severance payment, in cash, equal to the Participant's Section 4 Payment Multiplier times the sum of the Participant's Base Salary and Target Bonus.

(iii) The Company will pay to the Participant, in lieu of payment of an annual cash bonus for the year of Termination, a lump sum amount, in cash, equal to the pro rata portion of the Target Bonus. For this purpose, the pro rata portion shall be determined based on the proportion of the year elapsed from the beginning of the year until the date of Termination.

(v) For the applicable period of Benefits Extension months following the date of termination specified in Section 2(b) for the Participant's Tier, the Company will provide to the Participant and/or Participant's family with medical, dental and vision benefits at least equal to and on terms no less favorable (including with respect to any required contribution by the Participant) than those which would have been provided to the Participant in accordance with the plans, programs, agreements or arrangements in effect immediately prior to Termination of the Participant's employment or, if more favorable to the Participant, as in effect generally at any time thereafter with respect to other peer executives of the Company and its affiliated companies, provided that with respect to any Participant having an Employment Agreement, the applicable period of Benefits Extension shall be reduced by the period of time that such benefits are extended post-termination pursuant to such Employment Agreement, and provided further, that with respect to any Participant who becomes reemployed with another employer and is eligible to receive medical, dental and/or vision benefits under another employer-provided plan, the medical, dental and vision benefits described herein shall be secondary to those provided under such other plan.

(b) Termination by the Company for Cause, by the Participant Without Good Reason, or by Reason of Death or Disability. If at any time a Participant is Terminated by the Company for Cause, or the Participant voluntarily Terminates without Good Reason, or Termination occurs due to a Participant's death, or Termination occurs due to the Participant's Disability, the Company will have no obligation to pay any compensation or benefits to the Participant under this Plan, but compensation and benefits will be governed by the terms of the Company's compensation and benefit plans, programs, agreements and arrangements.

5. **Time of Payment.**

(a) General Rules. The payments provided for in Section 3 shall be made ninety (90) days after the triggering Change in Control. The payments provided for in Section 4 shall be made immediately upon Termination of the Participant. In the event that the amount of any payments exceeds the amount subsequently determined to have been due by reason of a subsequent determination under Section 6, Participant shall repay such excess amount on the 15th business day after demand by the Company. In the event that the amount of the payments is less than the amount subsequently determined to have been due by reason of a subsequent determination under Section 6, the Company shall pay the additional amount determined to be due on the 15th business day after such determination.

(b) Section 409A Considerations. The foregoing and any other provisions of this Plan notwithstanding, if the Company determines in its judgment that any right to payment or other benefit hereunder would or may be subject to Section 409A of the Code, then the Company, may at its election do any or all of the following with respect to as to any, some, or all affected Participants: (i) change the aforesaid time period for payment from 30 days (a "30 Wait Period") to six (6) months (a "6 Month Wait Period"); (ii) if allowing such election would not, in the Company's judgment, violate or conflict with Section 409A, permit each affected Participants to elect, in written form acceptable to the Company, a legally-binding waiting period of either 30-days or 6-months, as appropriate for Section 409A purposes for his or her respective payments, with such Participant accepting any liability for excise taxes arising under Section 409A, which the Company may withhold if it deems necessary; or (iii) amend the Plan at any time as necessary in the Company's judgment to conform the plan to Section 409A.

6. **Other Limitations on Payments**.

(a) Cut-Back to Avoid Golden Parachute Excise Taxes. In the event that payments and benefits to a Participant under Section 3 and 4 hereof, together with any other payments, distributions or benefits provided or to be provided to the Participant from any plans, programs, agreements or arrangements of the Company or any of its consolidated subsidiaries (excluding from such other payments any "Gross Up Payment" and "Additional Gross Up Payment" that may be payable to a Participant who has an Employment Agreement) would be subject to excise tax under Section 4999 of the Code (such excise tax and any penalties and interest collectively, the "Penalty Tax"), the amount of payments and benefits under Section 3 and 4 shall be reduced (but not below zero) by the amount necessary such that no Penalty Tax would apply under Section 4999 (or, if the Penalty Tax would nevertheless apply, by the amount that would minimize such Penalty Tax). The following provisions shall also apply to this Section 6(a):

(i) If any reduction to payments and benefits applies hereunder, the Participant may designate which payments or benefits that may be reduced (so long as the aggregate reduction is the amount specified in this Section 6(a)), which may include the Participant's foregoing payments and benefits not provided under this Plan (*e.g.*, foregoing the acceleration of vesting of stock options or restricted stock units).

(ii) For purposes of determining whether a reduction shall apply under this Section 6(a) and the amount of such reduction, the value of any non-cash benefits and deferred payments or benefits subject to the Penalty Tax shall be determined by the Company's tax and financial advisors in accordance with the principles of Section 280G (d)(3) and (4) of the Code. The application of 280G and 4999 can change as circumstances change, so the Company shall be obligated to redetermine how this Section 6(a) applies from time to time, and the Company shall be obligated to make additional payments or provide additional benefits and the Participant will be obligated to repay amounts previously paid under Sections 4 and 5 to give effect to these redeterminations.

(iii) This Section 6(a) represents a condition to the payment of the amounts under Sections 3 and 4, such that the Participant shall have no right or entitlement to the payment of amounts in excess of the reduced amounts provided for after application of this Section 6(a). Accordingly, for Participants who have Employment Agreements providing for the Gross Up Payment and the Additional Gross Up Payment, the payments under Section 3 and 4 hereof shall be reduced in accordance with this Section 6(a) and shall not be treated as compensation otherwise payable by the Company for purposes of Section 3.5(b) of the Employment Agreements.

(b) Entitlement to Payments and Benefits Under Other Plans, Programs, Agreements and Arrangements. For any Participant who has an Employment Agreement, the amounts payable under Section 3 shall be reduced (but not below zero) by the amount paid or payable under Section 3.5(a) of such Employment Agreement, and the amount payable under Section 4(a)(ii) shall be payable without offset or reduction for any amounts and benefits payable under such Employment Agreement (but this does not affect the condition set forth in Section 6(a)). For any Participant without an Employment Agreement, the amount payable under Section 4(a)(ii) shall be in lieu of payment of any other severance payment under

Company plans, programs, agreements and arrangements. Except to the extent taken into account under Section 6(a), this Plan has no effect on a Participant's equity compensation awards; any rights of a Participant with respect to equity compensation awards shall be governed by the plans, programs, agreements and arrangements setting the terms of such awards.

(c) General Release. Prior to and as a condition of any payment or benefits under this Plan, the Participant shall execute and deliver a general release in a form acceptable to the Company, and any statutory rescission period relating thereto shall have expired.

7. **Other Provisions.**

(a) Successors. This Plan shall be binding upon the Company, its successors and assigns, and shall be enforceable by Participant and his or her legal representatives. In the event of a Change in Control or similar transaction, the provisions of this Plan shall bind and inure to the benefit of the surviving or resulting entity, or the entity to which such assets shall have been transferred, as the case may be; *provided*, *however*, that the Company will require any successor to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform the Company's obligations under this Plan in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

(b) Termination or Amendment of Plan. The Company may terminate or amend this Plan, but no termination or amendment that is materially adverse to a Participant may be effective without the written consent of the Participant, provided that a termination or an amendment may be adopted without the consent of an affected Participant if it is adopted on or before June 30 of a given year and does not become effective until after the end of that year, and no Change in Control has occurred prior to the time such termination or amendment becomes effective. In addition, the Company may make amendments to this Plan as provided in Section 5(b). Any termination or amendment shall occur by resolution of the Company's Board of Directors.

(c) Arbitration. Any and all disputes arising out of the interpretation, application or breach of obligations under this Plan shall be determined by arbitration. Any arbitration shall be in accordance with the then-current Model Employment Arbitration Procedures of the American Arbitration Association ("AAA") before a mutually acceptable AAA panel member who is licensed to practice law in Virginia. The arbitration shall take place in Richmond, Virginia. The Company and Executive shall equally share the fees and costs of the arbitrator. Each party shall pay for its own costs and attorneys' fees, if any. However, if any party prevails on a statutory claim that affords the prevailing party attorneys' fees, or if there is a written agreement providing for fees, the Arbitrator may award reasonable fees to the prevailing party.

(d) Governing Law. This Plan shall be construed and obligations hereunder enforced in accordance with the laws of Virginia (regardless of any contrary provisions of its conflicts of laws rules).

(e) Tax Withholding. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law.

(f) Effective Date. This Plan shall be effective as of December 4, 2005.